AB 3/5

[redacted]

09058388

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 26 2009
Washington, DC
110

SEC FILE NUMBER
8- 27779

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Management Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7900 Xerxes Avenue South, Suite 500
(No. and Street)

Minneapolis, MN 55431
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Melissa L. Glennie 952-893-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyer and Company
(Name – *if individual, state last, first, middle name*)

14500 Burnhaven Drive Burnsville, MN 55306
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Melissa L. Glennie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Management Securities, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEAN A. HURLBERT
Notary Public
Minnesota
My Commission Expires January 31, 2010

Notary Public

Signature

Chief Compliance Officer/FinOp

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL MANAGEMENT SECURITIES, INC

FINANCIAL STATEMENTS

DECEMBER 31, 2008 and 2007

CAPITAL MANAGEMENT SECURITIES, INC

CONTENTS

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 101
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have audited the balance sheet of Capital Management Securities, Inc. as of December 31, 2008 and 2007, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Capital Management Securities, Inc. at December 31, 2008 and 2007, and the results of its operations, changes in stockholders' equity and cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

Boyer & Company

February 16, 2009

CAPITAL MANAGEMENT SECURITIES, INC
BALANCE SHEET
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash	$ 134,827	$ 136,237
Accounts Receivable	55,019	46,105
Prepaid Expenses	4,249	6,378
Due from Related Company	4,430	2,485
Income Taxes Receivable	16,649	-
Total Current Assets	215,174	191,205
PROPERTY AND EQUIPMENT		
Furniture and Equipment	27,004	25,163
Leasehold Improvements	1,297	1,297
Software	9,197	9,197
Total Property and Equipment	37,498	35,657
Less: Accumulated Depreciation and Amortization	(26,774)	(20,663)
Net Property and Equipment	10,724	14,994
OTHER ASSETS		
Deferred Tax Asset	-	295
TOTAL ASSETS	$ 225,898	$ 206,494
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Commissions Payable	$ 20,835	$ 28,618
Accounts Payable	3,444	16,248
Accrued Bonuses	-	(19,281)
Accrued Payroll Taxes	7,744	1,122
	32,023	65,269
OTHER LIABILITY - Deferred Tax Liability	10,562	-
STOCKHOLDERS' EQUITY		
Common Stock, $.01 Per Share, 1,000,000 Shares Authorized, 12,214 Shares Issued and Outstanding	122	122
Paid in Capital	57,252	57,252
Retained Earnings	125,939	83,851
Total Stockholders' Equity	183,313	141,225
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 225,898	$ 206,494

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC
STATEMENT OF OPERATIONS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
REVENUE		
Commissions	$ 1,744,520	$ 1,673,956
Office Rent	41,996	47,675
Management Fee	-	48,208
Interest	2,184	3,089
Other	11,019	9,868
Total Revenue	1,799,719	1,782,796
OPERATING EXPENSES		
Commissions	1,445,356	1,339,053
Salaries and Wages	113,868	138,481
Shareholder Bonuses	-	41,085
Payroll Taxes	10,219	9,086
Employee Benefits	4,191	4,637
Advertising	1,316	621
Depreciation and Amortization	6,112	11,744
Dues and Subscriptions	23,684	26,644
Equipment and Rental	15,377	10,568
Insurance	22,308	21,650
Miscellaneous	1,115	3,314
Office Supplies and Printing	5,336	5,961
Postage	3,600	4,249
Professional Services	10,427	26,837
Regulatory Expense	15,843	9,622
Rent	46,615	65,996
Repairs and Maintenance	6,039	5,678
Sales and Use Tax	1,384	536
Telephone	5,471	6,454
Trading Errors	5	1,211
Travel and Entertainment	5,057	1,966
Total Operating Expenses	1,743,323	1,735,393
Income From Operations	56,396	47,403
Gain (Loss) on Asset Dispostions	-	(10,113)
Income Before Taxes	56,396	37,290
Income Tax Expense	(14,308)	(13,700)
NET INCOME	$ 42,088	$ 23,590

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC
STATEMENT OF STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2008 and 2007

	Common Stock Shares	Common Stock Amount	Paid In Capital	Retained Earnings	Total
BALANCE, December 31, 2006	12,214	$ 122	$ 57,252	$ 83,589	$ 140,963
Dividends Paid				(23,328)	(23,328)
Net Income (Loss)	-	-	-	23,590	23,590
BALANCE, December 31, 2007	12,214	122	57,252	83,851	141,225
Net Income	-	-	-	42,088	42,088
BALANCE, December 31, 2007	12,214	$ 122	$ 57,252	$ 125,939	$ 183,313

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash flows from operating activities		
Net Income (Loss)	$ 42,088	$ 23,590
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	6,111	11,744
(Gain) loss on disposal of property	-	10,113
(Increase) decrease in accounts receivable	(8,914)	(13,215)
(Increase) decrease in prepaid expenses	2,129	(648)
(Increase) Decrease in taxes receivable	(16,649)	7,182
(Increase) decrease in due from affiliate	(1,945)	(2,485)
Increase (decrease) in accounts payable	(12,804)	5,097
Increase (Decrease) in commissions payable	(7,783)	308
Increase (decrease) in accrued liabilities	(12,659)	20,250
(Increase)decrease in deferred income taxes	10,857	(840)
Total adjustments	(41,657)	37,506
Net cash provided (used) by operating activities	431	61,096
Cash flow from investing activities:		
Cash payments for the purchase of property	(1,841)	(7,498)
Net cash provided (used) by investing activities	(1,841)	(7,498)
Cash flow from financing activities:		
Dividends paid	-	(23,328)
Net cash provided (used) by financing activities	-	(23,328)
Net increase (decrease) in cash	(1,410)	30,270
Cash, beginning of year	136,237	105,967
Cash, end of year	$ 134,827	$ 136,237

Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income Tax	20,100	19,374

See notes to financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations – Capital Management Securities, Inc. (the Company) is a wholly owned subsidiary of CMA, Financial Inc. The Company is a licensed broker-dealer under the jurisdiction of the National Association of Security Dealers (NASD). The Company buys and sells listed and unlisted securities; municipal, corporate and government bonds; mutual fund shares; and provides other financial services. The Company, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all the accounts of such customers.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts - An allowance for doubtful accounts has not been established as of December 31, 2008 and 2007. Based upon management's analysis of outstanding accounts receivable as of December 31, 2008 and 2007 and the Company's past collection experience, an allowance is not considered necessary by management.

Property and Equipment – Property and equipment is carried at cost. Depreciation of property and equipment is computed by the straight-line method based on useful lives of three to ten years.

Maintenance and repairs of property and equipment are charged to operations, and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations.

The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the asset to the carrying amount of the asset.

Recognition of Revenue – Commission income from sales of securities is recorded on the trade date.

Income Taxes – Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities, which consist of net operating loss carryforwards, book depreciation over tax deprecation differences, and differences associated with cash basis reporting versus accrual basis reporting are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Advertising – Advertising and promotion costs are expensed as incurred.

NOTE 2 – COMMITMENTS AND CONTINGENCIES

Operating Leases – The Company has a lease agreement for office space expiring June 30, 2013. Monthly base rent ranges from $6,073 to $6,492 over the term of the lease. Terms of the lease also require the Company to pay its share of taxes and operating expenses. Facility rent expense for the years ended December 31, 2008 and 2007 was $46,615 and $65,996 respectively.

The Company has also entered into various operating leases for equipment that expire through 2013. Equipment rent expense for the years ended December 31, 2008 and 2007 was $7,960 and $6,390 respectively. The equipment lease commitment includes a related party phone lease with a shareholder of the Company. Rent expense to the related party was $1,658 and $1,375 for the years ended December 31, 2008 and 2007.

Minimum future lease payments as of December 31, 2008 under non-cancelable operating leases are:

Years Ending December 31,	Office Facility	Equipment	Total
2009	73,505	16,465	89,970
2010	74,762	13,415	88,177
2011	76,018	12,398	88,416
2012	77,275	9,761	87,036
2013	38,952	1,539	40,491

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares its facilities and expenses with a sister company. Expenses are allocated between the two entities based on gross revenues. During 2008 approximately $323,610 or 49% of common expenses were allocated to the Company's sister company. During 2007 approximately $305,200 or 54% of common expenses were allocated to the Company's sister company. The majority of the expenses are paid by the Company, and the sister entity reimburses the Company for its share of the expenses monthly. Amounts due from related parties totaled $4,430 and $2,485 as of December 31, 2008 and 2007.

NOTE 4 – INCOME TAXES

The Company's net deferred tax asset at December 31, 2008 and 2007 consisted of:

	Federal	State	Total
December 31, 2008	$ -0-	$ -0-	$ -0-
December 31, 2007	$171	$124	$295

The Company's net deferred tax liability at December 31, 2007 and 2006 consisted of:

	Federal	State	Total
December 31, 2008	$6,125	$4,437	$10,562
December 31, 2007	$-0-	$-0-	$-0-

The components for the provision for income taxes for the years ended December 31, 2008 and 2007 are as follows:

	Federal	State	Total
Year Ended December 31, 2008:			
Deferred tax (income)	$6,296	$4,561	$10,857
Income Expense	1,417	2,034	3,451
Income Tax Expense	$7,713	$6,595	$14,308

	Federal	State	Total
Year Ended December 31, 2007:			
Deferred tax (income)	$ 486	$ (354)	$ (840)
Income Expense	9,621	4,919	14,540
Income Tax Expense	$9,135	$4,565	$13,700

The amount of federal income tax expense attributable to continuing operations differs from the amount of expense that would result from applying domestic federal statutory rates to pre-tax income from continuing operations primarily due to permanent differences of non-deductible expenses and the effect of state minimum fees.

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 101
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have audited the balance sheet of Capital Management Securities, Inc. as of December 31, 2008 and 2007, and the related statement of operations, stockholders' equity and cash flows for the years then ended and have issued our report thereon dated February 16, 2009. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.

The information contained in the accompanying supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic statements taken as a whole.

Boyer & Company

February 16, 2009

CAPITAL MANAGEMENT SECURITIES, INC.
COMPUTATION OF NET CAPITAL PERSUANT TO RULE 15c3-1
DECEMBER 31, 2008 and 2007

	2008	2007
STOCKHOLDERS' EQUITY at End of Year	$ 183,313	$ 141,225
ADDITIONS:		
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	-	-
Total Capital and Allowable Subordinated Liabilities	183,313	141,225
DEDUCTIONS:		
Unallowable Assets:		
Property and Equipment - Net	10,724	14,994
Deferred Tax Assets	-	295
Due from Related Company	4,430	2,485
Prepaid Expenses	4,269	6,378
Income Taxes Receivables	16,649	-
Nonliquid Receivables, Net of Commission Payable	19,127	9,834
Total	55,199	33,986
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	128,114	107,239
HAIRCUTS ON SECURITIES	-	-
NET CAPITAL at End of Year	128,114	107,239
REQUIRED CAPITAL		
Basic Capital Requirement:		
Liabilities	42,585	65,269
Required Percent	6.67%	6.67%
Basic Capital Requirement	2,840	4,353
Minimum Capital Required	25,000	25,000
Excess Capital	$ 103,114	$ 82,239
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Indebtedness	42,585	65,269
Net Capital	128,114	107,239
Percent of debt to net capital	33.2%	60.9%

See accountant's report on supplementary information.

CAPITAL MANAGEMENT SECURITIES

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
DECEMBER 31, 2008 and 2007

The Company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a) (2) and does not hold client/customer funds or securities; thus, no reconciliation is necessary.

CAPITAL MANAGEMENT SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2008 and 2007

The Company is exempt from Rule 15c3-3 under Subparagraph K(2)(ii) and does not possess, control or otherwise hold client or customer funds or securities.

CAPITAL MANAGEMENT SECURITIES, INC
RECONCILIATION OF FOCUS REPORT (IIA) AS OF DECEMBER 31, 2008 TO AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

	Balance Per Focus Report on December 31, 2008	Adjustments Debit		Adjustments Credit	Balance Per Audited Financial Statements At December 31, 2008
Total Assets	$ 209,716	$ 16,182	(a)	$ -	$ 225,898
Less:					
Total Liabilities	14,400	-	(b)	28,185	42,585
Net Worth	195,316	16,182		28,185	183,313
Less:					
Non-Allowable Assets	44,967	10,232	(c)	-	55,199
Tentative Net Capital	150,349	-		-	128,114
Less:					
Securities Haircuts		-		-	-
Net Capital	$ 150,349	$ 5,950		$ 28,185	$ 128,114

(a) Deferred and Prepaid Income Taxes, Depreciation, Reclassifications
(b) Deferred Income Taxes, Accounts Payable, Reclassifications
(c) Audit Adjustments

See accountants report on supplementary information.

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 101
Burnsville, MN 55306
(952) 435-3437

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have audited the financial statements of Capital Management Securities, Inc. for the years ended December 31, 2008 and 2007 and have issued our report thereon dated February 16, 2009. As part of our audits, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards in the United States and Rule 17a-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures for safeguarding securities, and the practices and procedures followed by the client (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the reserve required by Rule 15C3-3(e); (ii) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (iii) in complying with the requirement for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (iv) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing, and extent of other auditing procedures necessary for expressing an opinion on the financial statements, and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes in judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the years ended December 31, 2008 and 2007, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system and any that may have existed during the period, disclosed certain weaknesses that we believe to be material. Such weaknesses, with an indication of the corrective action taken or proposed, were as follows.

One person has the primary responsibility for most of the accounting and financial duties. As a result, many of those aspects of internal control which rely upon an adequate segregation of duties are, for all practical purposes, missing in your company. We recognize that your company probably is not large enough to make the employment of additional persons for the purpose of segregating duties practical from a financial standpoint, but we are required, under professional responsibilities, to call the situation to your attention.

We understand that practices and procedures that accomplish the objectives referred to in the first paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 and 2007, to meet the Commission's objectives.

We commend the management and staff of the Company for their assistance and cooperation during the audits. An audit imposes additional work on all personnel and we appreciate the effort by the management and staff of Capital Management Securities, Inc.

As was mentioned previously, these comments are made solely in the interest of establishing sound internal control procedures and improving the operation of the Company. We would be pleased to discuss these comments with you in detail and aid in the implementation if you so desire. Thank you for giving us the opportunity to serve you and we look forward to a continuing relationship with your firm.

This report is intended solely for the information and use of the audit committee and management and is not intended to be, and should not be, used by anyone other than these specified parties.

February 16, 2009

Boyer & Company